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UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.Č. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2008___ AND ENDING___12/31/2008___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th avenue, 6th Floor
                        (No. and Street)

New York, New York 10016

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Martin   212-918-1202
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Israeloff, Trattner, & Co. P.C.___
                (Name – if individual, state last, first, middle name)

___1225 Franklin Avenue, Garden City, NY 11530___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

SEC Mail Processing
Section

FEB 2 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Robert Schaffer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___The Vertical Trading Group LLC_____, as of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public, State of New York

_____
Notary Public

_____
Signature

___Member_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (D/B/A The Vertical Group) (A Wholly Owned Subsidiary of RAS Holdings, LLC.) (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 24, 2009

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 803,578
Due from clearing agent	1,185,416
Advance to parent company	741,654
Equity securities held at clearing agent (at market value)	725,806
Fixed assets -net of accumulated depreciation of $19,610	18,598
Advances to employees	21,848
Security deposits	8,450
TOTAL ASSETS	**$ 3,505,350**

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 136,933
Accounts payable and accrued expenses	574,836
Total Liabilities	711,769
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,793,581
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,505,350

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Income		
Trading Income	$	7,396,876
Commission Income		339,978
Interest, dividend and other income		20,879
Total income		7,757,733
Expenses		
Communication and data processing		1,112,558
Employee compensation, benefits and trading commissions		4,056,236
Clearing fees		203,037
Administrative and general (including interest expense of $ 10,182)		707,503
Professional fees		75,528
Depreciation expense		5,198
Total expenses		6,160,060
Net income	$	1,597,673

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Member's Equity
Balance - January 1, 2008	$ 2,530,939
Capital contributions	15,000
Distributions	(1,350,031)
Net Income	1,597,673
Balance - December 31, 2008	$ 2,793,581

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

Cash Flows From Operating Activities		
Net Income		$ 1,597,673
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,198	
Payment of expenses by parent company	15,000	
Change in assets and liabilities:		
Due from clearing agent	1,015,352	
Equity securities held at clearing agent	198,587	
Equity securities sold not yet purchased	(740,529)	
Advances to employees	120	
Accounts payable and accrued expenses	(61,451)	
Total adjustments		432,277
Net Cash Provided by Operating Activities		2,029,950
Cash Flows From Investing Activities		
Purchases of fixed assets	(13,596)	
Net Cash Used by Investing Activities		(13,596)
Cash Flows From Financing Activities		
Advance to parent company	(154,000)	
Capital distributions	(1,350,031)	
Net Cash Used in Financing Activities		(1,504,031)
NET INCREASE IN CASH		512,323
CASH -BEGINNING		291,255
CASH - END		$ 803,578

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:		
Interest		$ 10,182

NON-CASH FINANCING ACTIVITIES

Capital contributions by parent through payments of expenses on behalf of the Company		$ 15,000

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group) (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for its parent and its customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority(FINRA).   The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of the Company's parent as well as from commissions earned from executing trades on behalf of customers.   The Company maintains offices in New York City, New York and Richmond, Virginia. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.   Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standard Board (FASB) has issued several accounting pronouncements, including those related to "uncertainty in income taxes" and "fair value measures", which are not yet effective for the Company's financial statements. The Company has not completed evaluating the impact of these pronouncements on its financial statements, but does not believe the effects, if any, will be material.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

2. DUE FROM CLEARING AGENT

The Company is required to maintain a minimum deposit of $250,000 with its clearing agent at all times. Additional deposits are required based on the types of long and short securitiy positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2008, the Company has $1,637,258 on deposit with its clearing agent, less borrowings against security positions held, short and long of $588,873 and $137,031 in receivables from the clearing agent.

3. FIXED ASSETS

Major classes of fixed assets consist of the following:

	estimated useful life-years	
Computer equipment and software	2-3	$ 38,208
Less: Accumulated depreciation		(19,610)
Net fixed assets		$ 18,598

Depreciation expense for the year $5,198.

4. INCOME TAXES

Federal and state income taxes have not been provided because the company is considered a disregarded entity for tax purposes whose income or loss are passed through to its parent company, RAS Holdings LLC and its members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $1,000,000. At December 31, 2008, the Company had net capital of $1,854,149 which was $854,149 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital is .31 to 1.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

6. ADVANCE TO EMPLOYEES

As of December 31, 2008, $21,848 is due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOAN PAYABLE - BANK

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. There is no balance due at December 31, 2008. Interest expense for the year amounted to $972.

8. COMMITMENTS AND CONTINGENCIES

The Company occupies office space in New York City. The agreement is on a month-to-month basis with monthly payments of $3,900. At the current minimum rental, the commitment for the next five years would be $234,000.

Rent expense is $49,800.

The Company's parent, RAS Holdings LLC, entered into a secured promissory note agreement on May 11, 2005 with a third party and obtained a $1,000,000 loan. The loan is secured by all of the capital stock of the Company and is personally guaranteed by an officer and member of RAS Holdings LLC.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 2,793,581
Less: Non-allowable net assets	939,432
Net Capital	$ 1,854,149

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,000,000
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 854,149
Excess net capital at 1000%	$ 1,796,665
Ratio: Aggregate indebtedness to net capital	.31

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2008	$ 2,530,939
Capital contributions	15,000
Capital distributions	(1,350,031)
Net income for the year ended December 31, 2008	1,597,673
Total ownership equity – December 31, 2008	2,793,581
Less: Non-allowable assets	939,432
Audited net capital	1,854,149
Net capital per Focus Report Part IIA	1,976,656
Difference	$ 122,507
Year end auditor adjustment to Trading Income	(78,593)
Year end auditor adjustment to Accounts payable and accrued expenses	(42,103)
Year end auditor adjustment to haircuts on securities	(1,811)

Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

To the Board of Directors of
The Vertical Trading Group, LLC
(D/B/A The Vertical Group)
(A Wholly Owned Subsidiary of RAS Holdings, LLC.)

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Trading Group LLC (D/B/A The Vertical Group) (A Wholly Owned Subsidiary of RAS Holdings, LLC)) (the Company) ,as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dorcoloff, Prattaen & Co., P.C.

Garden City, New York
February 24, 2009

